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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF
1933

SEC USE ONLY DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

Petroleum Development Corporation   95-2636730
(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C. FILE NO.
103 E. Main Street   Bridgeport.   WV   26330
1(d) ADDRESS OF ISSUER   STREET   CITY   STATE   ZIP CODE
(304) 842-3597
(e)TELEPHONE AREA CODE NUMBERS
Darwin L. Stump
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
234-88-0882
(b) IRS IDENT. NO.
Officer
(c) RELATIONSHIP TO ISSUER
103 E. Main Street   Bridgeport   WV   26330
(d) ADDRESS STREET   CITY   STATE   ZIP CODE
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY Broker/Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Agggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common Stock	TD Waterhouse		30,100	910,000	16,268,294	8-25-04	NASDAQ

INSTRUCTIONS:

1. (a) Name of issuer
    (b) Issuer's I.R.S. Identification Number
    (c) Issuer's S.E.C. file number, if any
    (d) Issuer's address, including zip code
    (e) Issuers's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
    (b) Such person's I.R.S. identification c) Such person's relationship to the issuer (e.g.,
       officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d) Such person's address, including zip code number, if such person is an entity

3. (a) Title of the class of securities to be sold
    (b) Name and Address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate
        face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10
       days prior to the filing of this

TABLE I - SECURITIES TO BE SOLD						
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:						
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	5/24/04	P	T. D. Waterhouse	25,000	5/24/04	Cash
Common Stock	10/1/97	P	T. D. Waterhouse	5,100	10/1/97	Cash

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.				
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Darwin Stump	Common Stock	5/24/04	500	$11,000
Darwin Stump	Common Stock	5/24/04	500	$11,175
Darwin Stump	Common Stock	5/24/04	500	$11,185
Darwin Stump	Common Stock	5/24/04	500	$11,250
Darwin Stump	Common Stock	5/24/04	500	$11,375
Darwin Stump	Common Stock	5/24/04	1000	$23,000
Darwin Stump	Common Stock	5/24/04	1000	$23,250
Darwin Stump	Common Stock	5/24/04	500	$11,750
Darwin Stump	Common Stock	5/24/04	306	$7,267.5
Darwin Stump	Common Stock	5/25/04	2000	$47,000
Darwin Stump	Common Stock	5/25/04	4694	$111482.5
Darwin Stump	Common Stock	5/25/04	4000	$96,000
Darwin Stump	Common Stock	5/26/04	2000	$48,000
Darwin Stump	Common Stock	5/26/04	2000	$48,560
Darwin Stump	Common Stock	5/26/04	5603	$135,032.30
Darwin Stump	Common Stock	5/26/04	9397	$225,528

REMARKS:	
INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

sales for the account of the person filing this notice.	
August 25, 2004	/s/ Darwin L. Stump
DATE OF NOTICE	SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)